Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

February 7, 2018

VIA EDGAR

Re: Apergy Corporation (f/k/a Wellsite Corporation) Amendment No. 1 to Draft Registration Statement on Form 10 Submitted January 12, 2018 CIK No. 0001723089

Ms. Heather Percival, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Percival:

On behalf of Apergy Corporation (f/k/a Wellsite Corporation) (“Apergy”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement, marked to show changes from Amendment No. 1 to the Draft Registration Statement confidentially submitted on January 12, 2018. The Draft Registration Statement has been revised in response to the Staff’s comment and to reflect certain other changes. In addition, Apergy has filed certain exhibits with Amendment No. 2. Apergy advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Apergy understands that the Staff requires a reasonable amount of time for review.

NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO

SECURITIES AND EXCHANGE COMMISSION	February 7, 2018

In addition, we are providing the following response to your comment letter, dated February 1, 2018, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 2. The response and information described below are based upon information provided to us by Apergy. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 2.

Reasons for the Separation, page 123

1.	We note your response to prior comment 7. However, it does not appear the negative factors discussed in the first bullet point fully capture the negative factor discussed in the previously disclosed third bullet point. If the board of directors considered the increased significance of the increased costs to your stand-alone business as a potential negative factor in evaluating the separation, please provide a separate bullet point to discuss. Also, it is unclear why you have deleted the previously disclosed bullet point 4 given your disclosure at the top of page 16 that you anticipate incurring one-time costs of the separation. Please revise.

Apergy has revised pages 15 and 125 to include a separate bullet point clarifying that the board of directors has considered the increased significance of certain costs and liabilities to Apergy as a potential negative factor in evaluating the separation. In addition, Apergy has revised pages 15 and 125 to provide a separate bullet point discussing one-time costs of the separation and to include an estimated range of such one-time costs (which will be populated once such range is determinable).

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SECURITIES AND EXCHANGE COMMISSION	February 7, 2018

Please do not hesitate to call Joshua Ford Bonnie at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Amanda Ravitz

Daniel Morris, Esq.

Tara Harkins

Kevin Kuhar

Dover Corporation

Ivonne M. Cabrera, Esq.

Apergy Corporation

Sivasankaran Somasundaram

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